UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 28)

                 Under the Securities Exchange Act of 1934

                      BAAN COMPANY N.V. IN LIQUIDATIE
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               Victoria Hull
                                Invensys Plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               July 19, 2002
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                                 INVENSYS PLC
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [    ]
                                                              (b)  [    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                         WC/BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION          England and Wales

                                                   7   SOLE VOTING POWER
                                                       0

NUMBER OF SHARES BENEFICIALLY                      8   SHARED VOTING POWER
OWNED BY EACH REPORTING                                243,591,961
PERSON WITH
                                                   9   SOLE DISPOSITIVE POWER
                                                       0

                                                  10   SHARED DISPOSITIVE POWER
                                                       243,591,961

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                         243,591,961

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*       91.1%

14       TYPE OF REPORTING PERSON                 OO   (public limited company
                                                       organized under the laws
                                                       of England and Wales)


* Based on 267,338,018 common shares of Baan Company N.V. in liquidatie outstanding.

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                     INVENSYS HOLDINGS LIMITED
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [    ]
                                                              (b)  [    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                           WC/BK/AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION               England and Wales

                                                   7   SOLE VOTING POWER
                                                       0

NUMBER OF SHARES BENEFICIALLY OWNED BY             8   SHARED VOTING POWER
EACH REPORTING PERSON WITH                             243,591,961

                                                   9   SOLE DISPOSITIVE POWER
                                                       0

                                                  10   SHARED DISPOSITIVE POWER
                                                       243,591,961

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                         243,591,961

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*       91.1%

14       TYPE OF REPORTING PERSON         OO     (private limited company
                                                  organized under the laws
                                                  of England and Wales)

* Based on 267,338,018 common shares of Baan Company N.V. in liquidatie outstanding.

                      AMENDMENT NO. 28 TO SCHEDULE 13D

          This Amendment No. 28 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 28 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 28 as follows:

Item 4:   PURPOSE OF THE TRANSACTION.
          --------------------------

          Item 4 is hereby amended and supplemented to add the following sentence to the last paragraph of Item 4:

"In a joint press release dated July 22, 2002, Offeror, Parent and the Company announced that Offeror will extend the exit offer that commenced on June 19, 2002 to purchase all outstanding shares of Baan Company N.V. in liquidatie at an offer price of Euro 2.85 per share (without interest) until August 16, 2002 unless extended again. A copy of the joint press release is attached hereto as Exhibit T to this Schedule 13D and is incorporated herein by reference."(1)


--------------------
(1)  The  ownership   reflected  in  this  report   reflects  more  current
     depositary reports than those reflected in the press release attached as Exhibit T.


Item 5:   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Items 5(a)-(c) are hereby amended and restated as set forth below in full:

          "(a) As of July 19, 2002, the Reporting Persons beneficially own 243,591,961 Shares of the Company which represent in the aggregate approximately 91.1% of the outstanding Shares.

          (b) Offeror has the direct power to vote and direct the disposition of Shares held by it. By virtue of Parent's ownership and control of Offeror, it may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Offeror.

          (c) Since the last amendment to this Schedule 13D, the Offeror has purchased (subject to final settlement) 7,486,628 Shares. Schedule II sets forth transactions in the Shares effected by the Reporting Persons since the last amendment. To the best of knowledge of the Reporting Persons, no person listed on Schedule I has had transactions in the Shares since the last amendment."


Item 7:   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------
                  Item 7 is supplemented by adding the following:

                  "Exhibit T: Joint press release, dated July 22, 2002, issued by Offeror, Parent and the Company."

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 22, 2002


                                        INVENSYS HOLDINGS LIMITED

                                        By:  /s/ J R W Clayton
                                           ----------------------------------
                                           Name:    J R W Clayton
                                           Title:   Director



                                        INVENSYS PLC

                                        By:  /s/ J R W Clayton
                                           -----------------------------------
                                           Name:    J R W Clayton
                                           Title:   Secretary

                                                                  EXHIBIT T

                            JOINT PRESS RELEASE


EXTENSION OF EXIT OFFER BY INVENSYS HOLDINGS LTD ON BAAN COMPANY N.V. IN LIQUIDATIE UNTIL 16 AUGUST 2002


On 17 June 2002 Invensys Holdings Ltd. announced its exit offer on all outstanding shares in Baan Company NV in liquidatie at an offer price of Euro 2.85 per share. The offering period commenced on 19 June and will expire on (and including) 19 July 2002, close of Euronext Stock Exchange, unless extended.

As per 19 July 2002, aproximately 22,937,309 shares, constituting 8.6 % of the total outstanding share capital in Baan Company N.V. in liquidatie, were offered to and purchased by Invensys Holdings Ltd. under the exit offer. This brings the total number of Baan shares held by Invensys Holdings Ltd. as per 19 July 2002 approximately 242,157,202, constituting
90.6 % of the total outstanding share capital in Baan Company N.V. in liquidatie.

INVENSYS HOLDINGS LTD. IS EXTENDING THE OFFERING PERIOD OF THE EXIT OFFER UNTIL 16 AUGUST 2002, CLOSE OF EURONEXT STOCK EXCHANGE, UNLESS FURTHER EXTENDED.

Shareholders who wish to sell their Baan shares can offer their shares during the extended offering period, via the Seatholders Euronext Amsterdam through which they hold their shares, to ABN AMRO Bank N.V., Amsterdam, in which case Invensys will be required to purchase those shares for a sum of
(euro)2.85 per share. The Seatholders Euronext Amsterdam are requested to offer and deliver the shares to the Necigef account number 009 ISS2, stating "in favour of account 41.46.27.334". In principle, payment of the offered price of (euro)2.85 per share will take place on the third Euronext business day after the delivery to ABN AMRO Bank N.V. has taken place.

The  Seatholders  Euronext  Amsterdam  will receive a commission  of (euro)
0.0034 per tendered and delivered share (with a maximum of (euro)10,000 per depot) being paid by Invensys. In principle, the exit bid will therefore be free of brokerage commission for the Baan shareholders who have accepted the exit bid.

The Authority Financial Markets has granted an exemption from certain requirements under the 1995 Securities Transactions Supervision Act. The full text of the exemption as well as the advertisement and all further relevant information are available at www.baancompanynv.com.

Please contact Duncan Bonfield at Invensys Plc., London, phone +44 207 821 3529 for any further information or contact J.R.W. Figiel at ABN AMRO Bank N.V., Issuing Institutions/Corporate Actions, phone +31 76 579 9486.

Holders of securities of Baan registered in the United states wishing to take advantage of the extended offer should contact D.F. King Co., Inc., the information agent for the exit offer in the United States (phone 800-769-6414) to obtain information on how to participate.

Invensys Plc                        Baan Company NV in liquidatie
Invensys Holdings Ltd.

United States holders should note that the exit offer described above will be made in accordance with Dutch law (including the exemption described above) and will be subject to disclosure and other procedural requirements that are different from those under United States law.

                                SCHEDULE II.

                    Transactions in Shares of the Issuer


All transactions listed below are purchases by Invensys Holdings Limited and were made on the Euronext Amsterdam N.V. or through submissions to Offeror's depositary in the United States in connection with the exit offer described in Item 4. The information listed in this Schedule II is based on reports from Offeror's broker on the Euronext and the U.S. depositary and is subject to confirmation upon settlement.


                                             Approximate Price Per Share (euro)
  Date         No. of Shares Purchased          (exclusive of commissions)
  ----         -----------------------          --------------------------
  7/16/02               615,922                           2.85
  7/17/02               253,135                           2.85
  7/18/02               948,177                           2.85
  7/19/02             5,669,394                           2.85